UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORGENESIS, INC

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

68619K105

(CUSIP Number)

Copy to:

Scott E. Bartel

Lewis Brisbois

2020 W. El Camino Avenue, Ste 700

Sacramento, CA 95833

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68619K204

1.	Names of Reporting Persons Université Libre de Bruxelles I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Belgium
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	1,021,980(1)
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,021,980(1)
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,021,980(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	10.12%(2)
14.	Type of Reporting Person (See Instructions)	OO

(1)	This number gives effect to a 12 for 1 reversed stock split effective November 16, 2017.
(2)	The calculation of this percentage is based on 10,095,092 shares of common stock outstanding as reported in the Issuer’s Form 10-Q for the fiscal quarter ended May 31, 2017, filed with the SEC on July 24, 2017, and giving effect to a 12 for 1 reverse stock split effective November 16, 2017.

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SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”) of Orgenesis, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 20271 Goldenrod Lane, Germantown, Maryland USA 20876.

Item 2. Identity and Background

This statement is being filed by the Université Libre de Bruxelles (the “Reporting Person”). The Issuer entered into a share exchange agreement dated November 3, 2014, and addendum dated March 2, 2015, with MaSTherCell SA and Cell Therapy Holdings SA (collectively the “Target”) and each of the shareholders of the Target which provided for the acquisition of all of the issued and outstanding shares of the Target in exchange for 3,533,477[1] shares of the Issuer’s common stock subject to escrow conditions and adjustments for post closing events (the “Acquisition”). For a detailed description of the Acquisition transaction, please see the Issuer’s current report on Form 8-K filed with the SEC on March 25, 2015. In connection with the Acquisition, the Reporting Person, as a shareholder of the Target, received 1,021,980[2] shares of Common Stock upon the satisfaction of the escrow conditions.

(a)	The Université Libre de Bruxelles is organized under the laws of Belgium as a private university (Company No. 0407 626 464-RPM BRUXELLES) with a principal business involving the operation of an institution of higher learning.

(b)	The principal office for the Reporting Person is Avenue Franklin Roosevelt 50, 1050 Bruxelles, Belgium.

(c)	Within the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer entered into a share exchange agreement dated November 3, 2014, and addendum dated March 2, 2015, with MaSTherCell SA and Cell Therapy Holdings SA (collectively the “Target”) and each of the shareholders of the Target which provided for the acquisition of all of the issued and outstanding shares of the Target in exchange for 3,533,477[3] shares of the Issuer’s common stock subject to escrow conditions and adjustments for post closing events (the “Acquisition”). For a detailed description of the Acquisition transaction, please see the Issuer’s current report on Form 8-K filed with the SEC on March 25, 2015. In connection with the Acquisition, the Reporting Person, as a shareholder of the Target, received 1,021,980[4] shares of Common Stock upon the satisfaction of the escrow conditions.

[1]This number gives effect to a 12 for 1 reversed stock split effective November 16, 2017
[2]id.
[3]id.

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Item 4. Purpose of the Transaction

The Reporting Person entered into a share exchange agreement with the Issuer dated November 3, 2014, and addendum dated March 2, 2015, with MaSTherCell SA and Cell Therapy Holdings SA (collectively the “Target”) and each of the shareholders of the Target as a passive investment in the shares of the Issuer’s common stock subject to escrow conditions and adjustments for post closing events (the “Acquisition”). For a detailed description of the Acquisition transaction, please see the Issuer’s current report on Form 8-K filed with the SEC on March 25, 2015. Prior to the Acquisition, the Reporting Person has granted options covering substantially all of its share ownership in the Issuer’s common stock to other shareholders of the Target. Options covering approximately 408,792 shares of the Issuer’s common stock have lapsed and the option holders covering the remaining 613,188 shares of the Issuer’s common stock are in the process of being exercised.

Other than as described above, the Reporting Persons currently does not have any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

[4]id.

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Item 5. Interest in Securities of the Issuer

(a)	Determined in accordance with Rule 13d-3, the Reporting Person beneficially owns 1,021,980 shares of the Issuer’s common stock, or 10.12% of the Issuer’s outstanding common stock. The calculation of this percentage is based on 10,095,092 outstanding shares of the Issuer’s common stock as reported in the Issuer’s Form 10-Q for the fiscal quarter ended May 31, 2017, filed with the SEC on July 24, 2017, after giving effect to a 12 for 1 reverse stock split effective November 16, 2017.

(b)	The Reporting Person has sole voting and dispositive power over 1,021,980 shares of the Issuer’s common stock.:

(c)	Except as set forth herein, the Reporting Person has not effected any transactions in the issuer’s common stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common stock beneficially owned by the Reporting Person.

(e)	Upon completion of the exercise of the options described in Item 6 below, the Reporting Person will beneficially own 408,792 shares of the Issuer’s common stock, or 4% of the Issuer’s issued and outstanding shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Prior to the closing of the Acquisition described in Item 4 above, the Reporting Person entered into option agreements covering all of the shares of the Issuer’s common stock that the Reporting Person was entitled to receive in the share exchange. The following table sets forth the name of the option holder, the number of shares of the Issuer’s common stock covered by the option, and the status of the option:

Option Holder	Number of Shares Covered by Option[5]	Status of Option*
Theodorus SCA	204,396	Lapsed
Theodorus II, SA	204,396	Lapsed
Mr. H. Bultot	204,396	Notice of Exercise
Mr. J Castillo	204,396	Notice of Exercise
Mr. F. Lesage	136,264	Notice of Exercise
Mr. P. Stragier	68,132	Notice of Exercise
	1,021,980

Item 7. Materials to be Filed as Exhibits

N/A

[5]id.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Université Libre de Bruxelles

/s/ Pierre Gurdjian
Pierre Gurdjian, Chairman of the Board
Date:	12/13/2017

Université Libre de Bruxelles

/s/ Yvon Englert
Yvon Englert, Rector
Date:	12/13/2017

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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